Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: WALMART INC. (WMT)

Name of persons relying on exemption:

Beth Porter
Christina Starr

Address of persons relying on exemption:

Green America, 1612 K St. NW Suite 600, Washington, DC 20006
Environmental Investigation Agency, PO Box 53343, Washington, DC 20009

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

WALMART INC. (WMT)
Vote Yes: Item #4 – Shareholder Proposal for a Report on Reducing Climate Impacts of Hydrofluorocarbon (HFCs) Refrigerants Released from Operations

Annual Meeting: June 2, 2021

CONTACT: Beth Porter, bporter@greenamerica.org; Christina Starr, cstarr@eia-global.org

Highly potent greenhouse gases called hydrofluorocarbons (HFCs) are leaking out of Walmart facilities and contribute nearly half of Walmart’s direct climate-damaging emissions. HFCs have thousands of times the global warming potential (GWP) of carbon dioxide and are commonly used as refrigerants in supermarket cooling systems, but regularly leak out through faulty equipment.

Walmart reported over three million metric tons of HFC emissions in 2019, which equates to more than half a million cars on the road each year.1 HFCs make up a staggering 48 percent of Walmart’s direct (Scope 1) emissions.2 Rapid adoption of available HFC-free technologies and implementing best practices to reduce refrigerant leaks can protect the company from growing reputational and market risk of its laggard status, and minimize the financial impacts of anticipated skyrocketing HFC refrigerant prices under the approaching HFC phase-down regulations.

Environmental Investigation Agency and Green America urge you to vote in favor of the shareholder resolution #4 on Walmart’s refrigerant practices.

The United Nations reports that eliminating HFCs can prevent nearly half a degree of global warming,3 crucial to staying under the 1.5-degree Celsius limit to prevent the harshest and deadliest effects of climate change. Furthermore, improving the energy efficiency of cooling and transitioning to climate-friendly refrigerants can prevent 460 billion tons of greenhouse gas emissions in the coming decades.4 Phasing down the use of HFCs and shifting to more sustainable refrigerant options would also create an estimated 150,000 new American jobs and generate close to $39 billion in domestic benefits by 2027.5

2021 Proxy Memo WALMART (WMT) | Support #4 Shareholder Proposal on: Reducing Climate Impacts from HFC Refrigerants Across Operations

Walmart’s emissions of these climate-damaging substances undermine its efforts to become a climate leader in the retail sector and its inaction on refrigerant emissions can lead to considerable financial risks, as outlined in below sections. Walmart has made public statements on its refrigerant management for over a decade without implementing tangible actions for improvement. Walmart has touted its “great progress” on its refrigerant emissions,6 but the company’s self-reported emissions data does not show meaningful progress.

More than ten years ago, the Consumer Goods Forum, of which Walmart is a member, enacted a pledge to begin phasing out the use of HFCs in 2015. Despite this pledge in 2010, in the subsequent years, Walmart continued to increase its emissions (see below graph) and opened hundreds of locations without a single HFC-free system in the United States. The Consumer Goods Forum has stated its commitment to reducing HFCs and has demonstrated ultra-low GWP refrigerants can help companies save costs and increase energy efficiency.7 And yet, from 2012 to 2017, Walmart’s HFC emissions rose by 43.6 percent, despite seeing a slight decrease in 2015.

In 2013, Environmental Investigation Agency (EIA) published a report assessing supermarket refrigerant practices and noted Walmart’s use of a secondary loop refrigeration system that combined carbon dioxide and HFCs in “over 125 stores” but this represented a mere one percent of existing stores and did not eliminate HFC use in the main refrigeration system.8 Walmart has made no further progress since this time in installing any HFC-free systems, despite significant market growth in these technologies. In 2015, EIA initiated conversations with Walmart around the company’s refrigerants that failed to yield meaningful progress. While Walmart states that it operates “hundreds of facilities” with near HFC-free alternatives, there has been a lack of transparency on this process to demonstrate real progress relative to its now 11,200 locations worldwide.

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2021 Proxy Memo WALMART (WMT) | Support #4 Shareholder Proposal on: Reducing Climate Impacts from HFC Refrigerants Across Operations

In 2019, after months of attempting to speak directly with Walmart on this issue, Green America, in close partnership with EIA, launched a public campaign urging Walmart to address its HFC emissions.9 After thousands of people sent in petitions, the company accepted our long-standing meeting request. However, these dialogues did not result in a detailed plan from Walmart for swift and aggressive action on its HFC emissions. The public campaign continued, garnering over 100,000 signatures and support from several other national NGOs.

Finally, in September 2020, Walmart did announce a goal to transition to “low-impact” refrigerants for cooling in its stores, clubs, data centers, and distribution centers by 2040.10 Unfortunately, “low-impact” is not clearly defined. Walmart has not provided details on how it will meet this target, nor does it include intermediary targets, its intention to disclose average leak rates, or a plan to publicly report on its progress. Walmart eventually stated its aim to transition to “low-GWP” (global warming potential) refrigerants but does not offer a specific GWP limit11. Additionally, the best practice for lowering climate impacts is to use “ultra-low GWP” refrigerant options with a GWP less than 5 instead of “low-GWP”, which can still have hundreds of times the warming potential of CO2.

In February 2021, EIA reported refrigerant gas leaks at 60 percent of investigated Walmart stores in the Washington, DC metro area.12 EIA detected persistent leaks in some stores over a series of months, which indicates that routine leak inspection or repair did not occur or was insufficient. The investigated leaks were in display cases, but most refrigerant leaks occur in areas of stores inaccessible to customers and the investigators. This means that refrigerant leaks issue at Walmart stores are likely even worse than what the report findings show.

The company’s history of inadequate action to cut its HFC emissions makes the twenty-year timeline and vague details of its current refrigerants goal more concerning. Walmart’s 2040 target is inconsistent with global efforts and domestic policy to phase down the use of HFCs. To keep global warming below 1.5 degrees Celsius, all emissions including HFCs must be reduced on a more rapid timeline.

Therefore, the Rhode Island Treasurer’s office filed a shareholder resolution to address these issues, stating that its current statements on refrigerants lack rigor and clarity:

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2021 Proxy Memo WALMART (WMT) | Support #4 Shareholder Proposal on: Reducing Climate Impacts from HFC Refrigerants Across Operations

Shareholders request that Walmart issue a report, at reasonable cost and omitting proprietary information, describing if and how it plans to limit its impact on climate change by increasing the scale, pace and rigor of its plans to reduce refrigerants released from its operations.13

The proponents believe meaningful disclosure could include consideration of the benefits and drawbacks of approaches such as:

-	Plans for adoption of a near-term, quantitative target to reduce refrigerant emissions;
-	Plans for the installation of ultra-low GWP refrigerants in new refrigeration systems and equipment; and
-	Strategies to substantially reduce the company’s HFC footprint in existing equipment during remodeling or replacement of existing refrigeration systems.

Walmart’s history of using climate-damaging refrigerants and its emissions from rampant leaks undermine its efforts to become a climate leader in the retail sector. Its inaction on refrigerant emissions has made the company and its shareholders vulnerable to the following financial risks:

1)	Market Risks: Several of Walmart’s competitors in the U.S. market have advanced their refrigerant practices in recent years, including ALDI US, Target, and Whole Foods. This positions these companies to meet their climate goals as well as prepares them for the changing regulatory landscape of HFCs (detailed in the next section).

a.	EIA’s 2019 Assessment of U.S. Supermarkets reported that ALDI US, Whole Foods, Target, Ahold Delhaize, and Sprouts markets have: certified at least 258 stores with the EPA’s GreenChill Partnership; installed energy efficient display cases using hydrocarbons with an ultra-low GWP in over 1,700 stores; and adopted ultra-low GWP refrigerants in at least 243 U.S. supermarket refrigeration systems.[14] Since 2019, ALDI alone has increased adoption to nearly 400 systems.[15] Target has reported installing over 10,300 HFC-free standalone refrigeration units in its stores.[16] Global competitors such as Migros have committed to a near complete HFC phase-out in stores by 2030.[17] In contrast, Walmart received a failing grade on EIA’s supermarket scorecard for its failure to install a single HFC-free system in its US stores.[18]

b.	Walmart is currently not a member of the US Environmental Protection Agency’s GreenChill Partnership, which works with companies to set goals for reducing leaks annually, report data on progress, and achieve less than a 15 percent leak rate for certified stores. Retailers representing more than a third of U.S. supermarkets have joined the GreenChill Partnership with 8 companies achieving leak rates under 10%.[19] Additionally, in contrast to Walmart, the above companies have adopted explicit goals to improve refrigerant management and provide updates through annual corporate social responsibility reports and reporting data to the EPA.

c.	Beyond meeting climate goals, Walmart’s competitors are also receiving the benefits of well-maintained, HFC-free systems. Companies that follow best practices for leak repair and use readily available ultra-low GWP refrigerants have found increased appliance efficiency and lower energy costs. Additionally, reducing leaks prevents the waste of refrigerants and associated costs. The EPA reports that a typical supermarket has an average annual leak rate of 25 percent.[20] Assuming a conservative 15% leak rate, Walmart’s 4,756 U.S. stores, could be losing more than $15 million from refrigerant leaks each year, not including increased energy costs from poor performance of leaking systems.[21] Furthermore, Walmart reports that cooling accounts for 30 to 40 percent of its building energy consumption across operations.[22] The company has stated it plans to improve efficiency of its current systems and transition to new systems with “lower overall environmental impacts” but has neglected to provide details on any best practices it plans to employ to reduce refrigerant leaks.

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2021 Proxy Memo WALMART (WMT) | Support #4 Shareholder Proposal on: Reducing Climate Impacts from HFC Refrigerants Across Operations

2)	Regulatory Risks: Phasing down HFCs and improving refrigerant management has support from the Biden-Harris administration, the refrigeration industry, as well as bipartisan members of Congress. In recent months, there has been significant policy progress on refrigerants and companies improving refrigerant practices now are well-positioned to navigate the changing regulatory landscape.

a.	Walmart’s current HFC goal is set for 2040, however recently passed U.S. legislation requires a rapid reduction in HFC use within this decade. In December 2020, the American Innovation and Manufacturing (AIM) Act, a national phase-down of the production and use of HFCs, passed as an amendment to the Congressional spending bill.[23] The law requires U.S. companies to collectively reduce HFC production and use by 85 percent over the next 15 years. In the near term, it requires U.S. HFC consumption to be reduced 40% below 2011-2013 levels by 2024 and 70% by 2029. It directs the Environmental Protection Agency to achieve this through an allowance program, regulations restricting HFC use in specific sectors or subsectors, and regulations to “minimize release” from equipment.

b.	Additional regulations under the AIM Act are anticipated to extend leak reduction requirements to HFC systems. Walmart has not publicly released its average leak rate or any goals to decrease that rate, even though it is considered best practice to report this information. In keeping with industry best practices established by the EPA’s GreenChill Partnership, Walmart should make immediate changes by annually disclosing its average leak rate, aiming to keep it below 10 percent, and report the details of its leak detection and repair processes.

c.	Anticipated HFC phase-down regulations under the AIM Act are expected to lead to skyrocketing price increases of HFC refrigerants. Following the 2017 enactment of HFC phase-down regulations in the European Union, HFC prices reached up to 13 times the pre-regulation prices and have sustained well above 5 times.[24] Transitioning a single supermarket to natural refrigerants can save $2,800 annually in refrigerant costs per store based on current prices.[25] With similar expected price increases to the EU, this could grow quickly to $14,000 annually, or $280,000 over a system’s 20-year lifetime. This more than offsets the higher upfront capital costs of the low-GWP refrigeration system. Across all of Walmart’s U.S. stores, this would save $67 million annually in refrigerant costs. The sooner Walmart transitions to HFC-free based technologies with ultra-low GWPs, the more insulated from skyrocketing HFC price risk the company will be.

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2021 Proxy Memo WALMART (WMT) | Support #4 Shareholder Proposal on: Reducing Climate Impacts from HFC Refrigerants Across Operations

3)	Reputational Risks: Climate-damaging refrigerant emissions have received increased attention by advocacy organizations in recent years, leading to more consumer engagement and media attention on the issue. Walmart’s history of inaction on its HFC emissions and inadequate targets pose risk to the company’s claims that it is “deeply committed to addressing climate change.”[26] Failing to reduce this major source of Walmart’s emissions threaten the brand overall.

a.	Over 100,000 people have signed Green America’s petition calling on Walmart to end its HFC emissions and address its refrigerant leaks across its global operations.[27] Greenpeace USA, Friends of the Earth, Daily Kos, Progressive Network Reform, and several other organizations have joined together to urge Walmart to protect the climate by improving its refrigerant practices.

b.	As previously noted, Walmart received a failing grade on EIA’s Climate-Friendly Supermarkets scorecard for the company’s failure to install HFC-free systems in any of its stores or join the EPA’s GreenChill partnership.[28]

c.	Walmart received negative attention on its refrigerant emissions and leaks through media coverage reaching hundreds of millions of readers from outlets including Washington Post, [29] Associated Press, Yahoo! Finance, Mashed, Gizmodo, WhoWhatWhy, and Sustainable Brands, along with hundreds of local news outlets across the country.

Walmart’s size and resources allow it enormous influence within the global retail sector, to transform the U.S. refrigerants market by improving its practices. Walmart’s Q4 and FY20 statements report annual revenue of nearly $560 billion, with its eCommerce sales growing 69 percent.30 This indicates the company is in a strong financial position to afford the up-front costs of transitioning its refrigeration systems, which will curb its climate-damaging emissions and provide the company with cost savings and increased efficiency overtime.

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2021 Proxy Memo WALMART (WMT) | Support #4 Shareholder Proposal on: Reducing Climate Impacts from HFC Refrigerants Across Operations

We urge you to vote FOR proposal #4 asking Walmart to issue a report describing if and how it plans to limit its impact on climate change by increasing the scale, pace, and rigor of its plans to reduce refrigerants from its operations.

For questions, please contact: Beth Porter, bporter@greenamerica.org and Christina Starr, cstarr@eia-global.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 Environmental Protection Agency, Greenhouse Gas Equivalencies Calculator, https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator.

2 Carbon Disclosure Project, Walmart 2020 report, https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=walmart.

3 United Nations, https://www.unenvironment.org/news-and-stories/press-release/climate-friendly-cooling-could-cut-years-greenhouse-gas-emissions.

4 UNEP and IEA, Cooling Emissions and Policy Synthesis Report, 2020, https://www.iea.org/news/climate-friendly-cooling-could-cut-years-of-greenhouse-gas-emissions-and-save-trillions-of-dollars.

5 U.S. Senate, Environmental and Public Works Committee, November 2019, https://www.epw.senate.gov/public/index.cfm/press-releases-democratic?ID=0035D94E-01D2-4B54-993F-759754F0183B.

6 Cooling Post, August 2019, https://www.coolingpost.com/world-news/wallmart-making-great-progress-reducing-emissions/.

7 Consumer Goods Forum, https://www.theconsumergoodsforum.com/blog/phasing-down-hfcs-good-for-the-climate-and-the-economy/.

8 Environmental Investigation Agency, The Dirty Dozen, October 2013, https://content.eia-global.org/assets/2013/10/The_Dirty_Dozen.pdf

9 Green America, Cool It press release, August 2020, https://greenamerica.org/press-release/new-campaign-urges-walmart-act-super-pollutant-emissions.

10 Walmart, Sustainability, https://corporate.walmart.com/global-responsibility/sustainability/planet/climate-change.

11 Walmart, Sustainability https://corporate.walmart.com/global-responsibility/sustainability/planet/climate-change.

12 Environmental Investigation Agency, Leaking Havoc, February 2021 https://www.climatefriendlysupermarkets.org/leaking-havoc#WLEP

13 Pennsylvania Treasury, December 2020, https://patreasury.gov/pdf/newsroom/Walmart-Refrigerents-Letter.pdf.

14 Environmental Investigation Agency, https://www.climatefriendlysupermarkets.org/2019-assessment

15 ALDI Press Release, ALDI Bolsters Commitment to Affordable Sustainability with New Charter, March 2021, https://corporate.aldi.us/en/newsroom/news-press-releases/current-press-releases/.

16 Target, 2020 Corporate Responsibility Report, https://corporate.target.com/_media/TargetCorp/csr/pdf/2020_corporate_responsibility_report.pdf.

17 https://r744.com/articles/8550/migros_committed_to_natural_refrigerant_strategy

18 EIA’s Supermarket Scorecard, https://www.climatefriendlysupermarkets.org/scorecard.

19 EPA GreenChill Annual Recognition Event, 2020. https://www.epa.gov/sites/production/files/2020-09/documents/greenchill-recognition-event-2020_1.pdf.

20 Environmental Protection Agency, Prioritizing Leak Tightness During Commercial Refrigeration Retrofits, https://www.epa.gov/sites/production/files/documents/GChill_Retrofit.pdf.

21 Environmental Protection Agency, Refrigerants Financial Impact Calculator, https://www.epa.gov/greenchill/greenchill-resources-and-reports.

22 Walmart Sustainability, https://corporate.walmart.com/global-responsibility/sustainability/planet/climate-change.

23 ABC News, Congress takes aim at climate change in massive relief bill, December 2020, https://abcnews.go.com/Business/wireStory/congress-takes-aim-climate-change-massive-relief-bill-74850442

24 Briefing paper: HFC availability on the EU market, Oko-Recherche (2020) https://ec.europa.eu/clima/sites/clima/files/docs/0106/2020_03_25_hfc_availability_en.pdf

25 See California Air Resources Board, Standardized Regulatory Impact Statement, p 50. https://ww2.arb.ca.gov/rulemaking/2020/hfc2020

26 https://corporate.walmart.com/global-responsibility/sustainability/planet/climate-change

27 Green America, https://greenamerica.org/press-release/walmarts-new-refrigerant-goal-isnt-enough-curb-climate-impacts%20-%20100,000.

28 EIA’s Supermarket Scorecard, https://www.climatefriendlysupermarkets.org/scorecard

29 Washington Post, February 2021, https://www.washingtonpost.com/climate-environment/2021/02/15/these-gases-your-grocerys-freezer-are-fueling-climate-change-biden-wants-fix-that/

30 Walmart Q4 and FY20 report, https://s2.q4cdn.com/056532643/files/doc_financials/2021/q4/Q4FY21-Earnings-Release_Final.pdf.

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